UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of August, 2023
Commission File Number: 001-12610

 GRUPO TELEVISA, S.A.B.
(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico City, Mexico
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)
Form 20-F ☒ Form 40-F ☐

On August 9, 2023, Grupo Televisa, S.A.B. issued a press release announcing the pricing (the “Pricing Press Release”) of its offer to purchase for cash its outstanding 5.000% Senior Notes due 2045, 5.250% Senior Notes due 2049, 6.625% Senior Notes due 2025 and 6.125% Senior Notes due 2046, for an aggregate principal amount not to exceed (i) US$300,000,000 less (ii) the aggregate principal amount of 4.625% Senior Notes due 2026 validly tendered and accepted for purchase pursuant to the previously announced any and all tender offer for such notes, upon the terms and subject to the conditions set forth in the offer to purchase dated July 26, 2023.

 A copy of the Pricing Press Release is attached hereto as Exhibit 99.1.

The information contained in this Form 6-K shall not constitute an offer to sell, a solicitation of an offer to buy or an offer to purchase or sell any securities.  The Waterfall Tender Offer is being made only pursuant to the above-referenced offer to purchase only in such jurisdictions as is permitted under applicable law.

Exhibits
99.1	Press Release of Grupo Televisa, S.A.B., dated August 9, 2023.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.

(Registrant)

Dated: August 9, 2023	By	/s/ Luis Alejandro Bustos Olivares

	Name:	Luis Alejandro Bustos Olivares

	Title:	Legal Vice President and General Counsel